PARAMOUNT ENERGY TRUST

Computershare

9th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual General Meeting to be held on May 9, 2008

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. **Every holder has the right to appoint some other person or company of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).**

2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.

3. This proxy should be signed in the exact manner as the name appears on the proxy.

4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.

5. **The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.**

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6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.

7. This proxy confers discretionary authority in respect of amendments to matters identified in the Notice of Meeting or other matters that may properly come before the meeting.

8. This proxy should be read in conjunction with the accompanying documentation provided by Management.

Proxies submitted must be received by 9:00 am, Mountain Time, on May 7, 2008.

Appointment of Proxyholder

I/We being holder of trust units of Paramount Energy Trust ("PET") hereby appoint: Susan L. Riddell Rose or failing her, Clayton H. Riddell, both directors of PET

OR

Enter the name of the person you are appointing if this person is someone other than the foregoing.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of Paramount Energy Trust to be held at Petroleum Club, 319 - 5 Avenue SW, Calgary Alberta, on Friday, May 9, 2008 at 9:00 am, Calgary time, and at any adjournment thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Fix Number of Directors

Computershare to fix the number of directors of Paramount Energy Operating Corp. (the "Administrator") to be elected at eight (8).

For ☐ Against ☐

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2. Election of Directors

To elect directors of the Administrator as set out in the Management Information Circular and Proxy Statement ("Circular") prepared in connection with the Meeting for the ensuing year or until their successors are elected or appointed.

Vote FOR or WITHHOLD for all nominees proposed by Management

For ☐ Withhold ☐

3. Appointment of Auditors

The re-appointment of KPMG LLP, Chartered Accountants, as the auditors of PET for the ensuing year and to authorize the directors of the Administrator to fix their remuneration.

For ☐ Withhold ☐

4. Appointment of Trustee

The re-appointment of Computershare Trust Company of Canada ("Computershare") as Trustee of PET for the ensuing year.

For ☐ Against ☐

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Authorized Signature(s) - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. If no voting instructions are indicated above, this Proxy will be voted as recommended by Management.

Signature(s)

Date

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